As filed with the Securities and Exchange Commission on April 21, 2005

File Nos. 333-57548 and 811-10319

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. 1	[X]

Post-Effective Amendment No.	[ ]

MUTUALS.com
(Exact Name of Registrant as Specified in Charter)

700 N. Pearl Street, Suite 900
Dallas, Texas 75201
(Address of Principal Executive Offices) (Zip Code)

(800) 688 - 8257
(Registrant’s Telephone Numbers, Including Area Code)

Joseph C. Neuberger
U.S. Bancorp Fund Services, LLC
615 East Michigan Street, 2nd Floor
Milwaukee, Wisconsin 53202
(Name and Address of Agent for Service)

Copies to:

Carol A. Gehl, Esq.	Chad E. Fickett, Esq.
Godfrey & Kahn S.C.	U.S. Bancorp Fund Services, LLC
780 North Water Street	615 East Michigan Street, 2nd Floor
Milwaukee, Wisconsin 53202	Milwaukee, Wisconsin 53202

An indefinite number of Registrant’s shares of beneficial interest, par value $0.01 per share, has been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940. Accordingly, no filing fee is being paid at this time.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a) may determine.

Parts A, B and C of the N-14 Registration Statement, accession number 0000894189-05-000958 filed on April 20, 2005 are incorporated herewith by reference.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the Registrant, in the City of Milwaukee and State of Wisconsin, on April 21, 2005.

MUTUALS.com

By: /s/ Dan S. Ahrens*
Dan S. Ahrens
President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on April 21, 2005 by the following persons in the capacities indicated.

Signature	Title

/s/ Dan S. Ahrens* Dan S. Ahrens	President and Treasurer
/s/ Joseph C. Neuberger* Joseph C. Neuberger	Trustee and Chairperson
/s/ Dr. Michael D. Akers* Dr. Michael D. Akers	Independent Trustee
/s/ Gary A. Drska* Gary A. Drska	Independent Trustee

* By        /s/ Joseph C. Neuberger
Joseph C. Neuberger, Trustee
and Chairperson
Attorney-in-fact pursuant to
Power of Attorney filed herewith.